FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2020

Legion Works, Inc.

Commission File No. 024-11169

Delaware

(State or other jurisdiction of incorporation or organization)

Legion Works Inc

4275 Executive Square, Suite 200

La Jolla, CA 92037

(619) 452-1542

84-3854992

Employer Identification Number

Units, each consisting of One Common Share and One-half of One Warrant

(Title of each class of securities issued pursuant to Regulation A)

Part I. Business

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

BUSINESS

Legion Works, Inc. (the “Company”) was formed on November 4, 2019 as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware.

There are two classes of stock in the Company:

1.	Voting Common Stock and
2.	Super Voting Common Stock

The total number of shares of both classes of stock the Company is authorized to issue is 100,000,000 shares, 10,000,000 of which are Super Voting Common Stock and 90,000,000 of which are Voting Common Stock. The Shares being sold in this Offering are all Voting Common Stock.

Description of Rights of Classes of Stock

All Shares of Voting Common Stock shall be identical and are voting with one vote per share. The Shares to be issued pursuant to this Offering will be Voting Common Stock. All holders of shares of Super Voting Common Stock shall be identical and shall at every meeting of the stockholders be entitled to four votes for each share of the capital stock held by such stockholder. All of the other terms (except for voting) of the Voting Common Stock shall be identical to the Super Voting Common Stock.

Description of Warrants

The Company currently does not have any warrants outstanding.

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Results of Operations

For the six months ended June 30, 2020

Revenue. Total revenue for the six-months ended June 30, 2020 was $0. The Company continues to be in the start-up phase.

Operating Expenses. Operating expenses for the period ended June 30, 2020 were $6,160. Operating expenses for the period were comprised of insurance costs, legal and professional fees (including accounting costs), office supplies, and overall operating expenses such as utilities and travel.

Net Loss. Net loss for the period ended was ($6,610) which included interest expense of ($0) and interest income of $0.

For the period ended December 31, 2019

Revenue. Total revenue for the six-months ended December 31, 2019 was $0. The Company continues to be in the start-up phase.

Operating Expenses. Operating expenses for the period ended December 31, 2019 were $0.

Net Loss. Net loss for the period ended was ($0) which included interest expense of ($0) and interest income of $0.

Liquidity and Capital Resources

The Company had net cash of $500 at December 31, 2019.The Company has net cash $775 at June 30, 2020.

For the period ended December 31, 2019, the Company used $0 to cover operating expenses. For the six-months ended June 30, 2020, the Company used $6,160 to cover operating expenses. All of the Company’s spent cash was used for professional fees.

Related Party Transactions.

As of December 31, 2019, the Company has recorded liability of $31,000 payable to Michael Kamo for certain offering expenses paid during the period then ended. The payables do not have a written agreement and are not interest bearing. As of June 30, 2020, the Company recorded an additional $44,385 liability payable to Michael Kamo for the operating expenses and offering expenses.

Subsequent Event

The Company has evaluated subsequent events through September 29, 2020, the date the financial statements were available to be issued, and reports the following events:

Since qualification of the Offering Statement in July 2020, the Company has raised $1,476,000.

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Plan of Operations

Management of the Company intends to use a substantial portion of the net proceeds for general working capital and, once certain funding milestones are met, to identify and acquire targeted software companies that meet the Company’s investment criteria. The Company will also likely reach out to strategic partners for alliances to further strengthen its positions.

In our opinion, the proceeds from this Offering may not satisfy our cash requirements indefinitely, so we anticipate that it will be necessary to raise additional funds to implement the plan of operations as it evolves over time. During that time frame, we may not be able to satisfy our cash requirements through sales and the proceeds from this Offering alone, and therefore we anticipate that we will need to attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other types of debt. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Trend Information

Because we are still in the initial phase of research and development we are unable to identify any recent trends in site visitations, revenue or expenses since the latest financial year. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in this Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company had no revenue as of the time of this offering. The Company had no product returns to date.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

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Part 2. Other Information

None.

Part 3. FINANCIAL STATEMENTS

Legion Works, Inc.

(a Delaware corporation)

Financial Statements for the Year Ended December 31, 2019 and Six months ended June 30, 2020

F-1

Legion Works, Inc.
Balance Sheet

	As of June 30, 2020	As of December 31, 2019
ASSETS

Assets:
Cash	$775	$500
Deferred Syndication Expenses	74,610	31,000

Total Assets	$75,385	$31,500

LIABILITIES AND STOCKHOLERS’ EQUITY

Liabilities:
Related Party Payable	$74,450	31,000

Total Liabilities	$74,450	$31,000

Stockholders’ Equity:

Voting Common Stock: $0.0001 Par Value; 100,000,000 Shares Authorized 5,000,000 Issued and Outstanding	500	500
Additional Paid-in Capital	435	-
Retained Earnings	(6,160)	-

Total Stockholders’ Equity	(5,225)	500

Total Liabilities and Stockholders’ Equity	$75,385	$31,500

F-2

Legion Works, Inc.
Statement of Operations and Comprehensive Loss

	June 30, 2020	December 31, 2019
	$-	$-
Professional Fees	6,000
General and Administrative Expenses	160	0

Expenses from Operations	6,160

Net Loss from Operations	(6,160)	0

Net Loss Prior to Provision for Income Taxes	(6,160)	0

Provision for Income Taxes	-	-

Net Loss	(6,160)	-
		$
Other Comprehensive Income	-	-

Comprehensive Loss	$(6,160)	-

F-3

Legion Works, Inc.
Statements of Changes in Stockholders’ Equity

			Additional		Total
	Common Stock		Paid-In	Retained	Stockholders’
	Shares	Amount	Capital	Earnings	Equity

November 20th, 2019	-	$-	$-	$-	$-

Issuance of Super Voting Common Stock to Related Party	5,000,000	500.00	-	-	500

Comprehensive Net Income	-	-	-	-	-

Balance at December 31, 2019	5,000,000	$500	$-	$-	$500

Issuance of Super Voting Stock to Related Party	4,350,000	$435	$	$-	$435

Net Income				(6,160)	(6,160)

Balance at December 31, 2019	9,350,000	$935	$-	$(6,160)	$(5,225)

F-4

Legion Works, Inc.

Statement of Cash Flows

	30-Jun-20	31-Dec-19
Cash Flows from Operating Activities:
Net Income	$-6,160	$-
Adjustments to Reconcile Net Loss to Net
Cash from Operating Activities:

Cash from Operating Activities:
Change in Operating Assets and Liabilities
Deferred Syndication Expenses	$-	(31,000)
Related Party Payable	6,000	31,000
Net Cash Used in Operating Activities	(160)	-

Cash Flows From Investing Activities:	0	-

Cash Flows From Financing Activities:
Issuance of Common Stock	435	500
Net Cash Provided by Financing Activities		500

Net Increase in Cash	275	500

Cash - Beginning of Period	500	-

Cash - End of Period	$775	$500

F-5

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Legion Works, Inc (the “Company”) was incorporated on November 20th, 2019 as a Delaware Corporation.

The Company’s corporate year-end will be December 31.

The Company is a newly organized software acquisition company incorporated as a Delaware corporation and located in San Diego, California. The Company was formed for the purpose of pro-actively sourcing SaaS (Software as a Service) businesses in markets the Company understands that are ripe for a tech-enabled venture to scale. The Company identifies markets with specific and known needs with recurring revenue and targets enterprises withing that market. The Company’s management enhances the target’s by providing expertise in tech, marketing, business development and operations to dramatically increase scale and profitability. The Company’s management team has had historic success sourcing, acquiring, growing and monetizing these types of companies and believes this experience makes the Company well suited to identify, source, negotiate and execute software company acquisitions with the ultimate goal of pursuing attractive risk-adjusted returns for our shareholders. The Company will seek business opportunities primarily in online software, including, but not limited to marketing and sales software tools and e-commerce software tools. The Company will be opportunistic in seeking acquisitions both in the United States and internationally.

Basis of Presentation and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets and liabilities reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

Deferred Syndication Expenses

Financial Accounting Standard Board Accounting Standards Codification number 340-10-S99-1, Other Assets and Deferred Costs, allows specific, incremental costs directly related to securities offerings to be deferred and charged against the gross proceed of the offering. The Company defers applicable syndication expenses based on this criteria. The Company will write off all deferred syndication expenses if a securities offering is aborted.

Fair Value Measurements

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820) - Changes to the Disclosure Requirement for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliation of Level 1, Level 2 and Level 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management will evaluate this guidance and the impact it will have on the financial statements.

F-6

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data.

Software Revenue Recognition

The AICPA’s Accounting Standards Executive Committee (AcSEC), issued SOP 97-2, which provided guidance on when and how to recognize revenue from the sale, lease or licensing of computer software. It does not apply to the sale of products containing software that is incidental to the product being sold. Accordingly, the Company complies with the standards set forth therein as follows:

If the sale of computer software involves significant customization, modification or production, the transaction will be accounted for as a long term contract. In all other cases, revenue will be recognized when the following four conditions are met:

1. Persuasive evidence of an arrangement exists

2. Delivery has occurred

3. The Company’s price is fixed or determinable

4. Collectability of the selling price is probable

Income Taxes

The Company is a C Corporation under the Internal Revenue Code and a similar section of the state code.

All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes. Current year expense represents the amount of income taxes paid, payable or refundable for the period.

Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the financial statements.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of December 31, 2019, there is no year open to examination with federal, state and local governmental authorities. To the extent penalties and interest are incurred through an examination, they would be included in the income tax section of the statement of operations and comprehensive loss.

F-7

NOTE 2 - RISKS AND UNCERTAINTIES

The Company generated no revenue for the period from inception through December 31, 2019 or for the six months ended June 30, 2020. The Company is currently in the process of securing investor financing and commencing operations. However, there can be no assurance that the Company will successfully be able to generate equity financing or fully commence operations. Failure to secure equity financing or fully commence operations could adversely affect the Company’s ability to achieve its business objective and the results of its operations.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance.

NOTE 4 - DEFERRED SYNDICATION EXPENSES

As of June 20, 2020, the Company has $74,610 in deferred syndication expenses that are related to this securities offering. The securities offering expenses are primarily comprised of legal and accounting expenses.

NOTE 5 - RELATED PARTY TRANSACTIONS

Related Party Capital Contribution

As of December 31, 2019, an officer of the Company has contributed $500 to purchase Super Voting Common Stock. As of June 30, 2020, an officer of the Company contributed an additional $435 to purchase Super Voting Common Stock.

Related Party Payables

As of December 31, 2019, the Company has recorded a Related Party Payable of $31,000, payable to the founders to pay Deferred syndication expenses in the amount of $31,000. The payable will be liquidated upon the successful raising of capital in the offering, without interest. As of June 30, 2020, the Company recorded an additional Related Party Payable of $43,450, payable to the founders to pay operating expenses and offering expenses in the amount of $74,450.

F-8

NOTE 6 - SHAREHOLDER EQUITY

The Shareholders’ equity is comprised of two classes of common stock; Super Voting Common Stock and Common Stock Units more fully described below:

Super Voting Common Stock:

Super Voting Common Stock has a par value of $0.0001, has 100,000,000 shares authorized and 5,000,000 issued and outstanding as of December 31, 2019. Each shareholder shall have four votes (4) for each share held by such shareholder. Subsequent to December 31, 2019 and as of June 30, 2020, 4,350,000 shares of Super Voting Common Stock have been issued to certain shareholders in exchange for cash and services.

Common Stock Units:

Each Common Stock Unit is comprised of (a) one common share, being sold at $2.50 per share, having no par value and (b) one-half of one common share purchase warrant to purchase one additional Common Share, being sold at $3.25 with an exercise price of $3.25 per common share, subject to customary adjustments over an 18-month period following the date of issuance of the warrant.

The Company is authorized to issue 11,400,000 Units through this Offering. (See discussion elsewhere in the Offering Memorandum).

NOTE 7 - FAIR VALUE MEASUREMENTS

Due to their short-term nature, the carrying values of cash, deferred syndication expenses and accounts payable approximate their fair values at June 30, 2020.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

Warrants

Pursuant to this Offering, the Company will issue warrants to purchase one-half common stock at a purchase price of $3.25 per share of common stock.

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2020, there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 29, 2020, the date the financial statements were available to be issued, and reports the following events:

Since qualification of the Offering Statement in July 2020, the Company has raised $1,476,000.

F-9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on October 20, 2020. This 1-SA has been signed by the following persons in the capacities and on the dates indicated.

Legion Works, Inc.

October 20, 2020	By:	/s/ Ryan Bettencourt
Ryan Bettencourt
Chief Executive Officer, Chief Financial Officer, and Director

October 20, 2020	By:	/s/ Michael Kamo
Michael Kamo
Chief Operating Officer and Chairman of the Board of Directors

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